United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces pricing of cash tender offers for notes due 2036 and 2039

Rio de Janeiro, July 10, 2024 – Vale Overseas Limited (“Vale Overseas” or the “Offeror”), a wholly owned subsidiary of Vale S.A. (“Vale”), further to the press releases issued on June 25, 2024 and July 9, 2024, announces the Total Consideration (as defined below) payable in connection with the previously announced offers to purchase for cash (the “Offers”) up to a maximum aggregate principal amount of Notes (as defined below) validly tendered in the Offers not to exceed US$500,000,000, excluding any premium and any accrued and unpaid interest (the “Maximum Principal Amount”) of the outstanding notes issued by Vale Overseas of the series of notes as set forth in the table below (the “Notes”), validly tendered and accepted for purchase. The Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated June 25, 2024 (the “Offer to Purchase”).

Title of Security	CUSIP / ISIN Nos	Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasury Security(1)	Fixed Spread(2)	Repurchase Yield(3)	Total Consideration (4)(5)
6.875% Guaranteed Notes due 2036	91911TAH6 / US91911TAH68	US$1,334,866,000	1	4.375% due May 15, 2034	+169 bps	5.990%	US$1,076.41
6.875% Guaranteed Notes due 2039	91911TAK9 / US91911TAK97	US$1,146,159,000	2	4.375% due May 15, 2034	+180 bps	6.100%	US$1,076.36

(1)	The Dealer Managers (as defined below) quoted the bid-side price of the Reference U.S. Treasury Security set forth in the table above from Bloomberg Bond Trader FIT1.
(2)	Inclusive of Early Tender Payment (as defined below).
(3)	The “Repurchase Yield” is equal to the Reference Yield (as defined in the Offer to Purchase) plus the Fixed Spread.
(4)	Per US$1,000 principal amount.
(5)	The Total Consideration for Notes validly tendered prior to or at the Early Tender Date (as defined below) and accepted for purchase is inclusive of an early tender payment of US$50.00 per US$1,000 principal amount of Notes accepted for purchase (the “Early Tender Payment”) and calculated using the applicable Fixed Spread for the applicable series of Notes to the yield of the Reference U.S. Treasury Security for that series as of 11:00 a.m., New York City time, on July 10, 2024. All holders of Notes accepted for purchase will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from and including the applicable last interest payment date up to, but not including, the applicable settlement date.

Holders that validly tendered and did not validly withdraw their Notes in the Offers at or prior to 5:00 p.m., New York City time, on July 9, 2024 (the “Early Tender Date”), and whose Notes have been accepted for purchase will be entitled to receive the total consideration as set forth in the table above per US$1,000 principal amount of Notes validly tendered and not validly withdrawn and accepted for purchase (the “Total Consideration”), which includes the Early Tender Payment of US$50.00 per US$1,000 principal amount of Notes accepted for purchase. In addition, holders whose Notes have been accepted for purchase pursuant to the Offers will also receive accrued and unpaid interest (“Accrued Interest”) on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date (as defined below).

The applicable Total Consideration payable per US$1,000 principal amount of Notes tendered and accepted for purchase pursuant to the Offers was determined by the Dealer Managers in the manner described in the Offer to Purchase by reference to the applicable fixed spread for each series of Notes (as set forth in the table above) plus the applicable yield-to-maturity based on the bid-side price of the applicable Reference U.S. Treasury Security for that series of Notes (as set forth in the table above) as of 11:00 a.m., New York City time, on July 10, 2024.

As previously announced, because the aggregate principal amount of the Notes validly tendered and not validly withdrawn pursuant to the Offers at the Early Tender Date exceeded the Maximum Principal Amount, the Offeror has accepted for purchase (a) US$415,441,000 principal amount of the 6.875% Guaranteed Notes due 2036 (the “2036 Notes”), (b) US$84,559,000 principal amount of the 6.875% Guaranteed Notes due 2039 (the “2039 Notes”), and (c) none of the 8.250% Guaranteed Notes due 2034 (the “2034 Notes”), and no Notes tendered after the Early Tender Date will be accepted for purchase. Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

Payment of the applicable Total Consideration and Accrued Interest for the amount of 2036 Notes and 2039 Notes validly tendered and accepted for purchase will be made on July 11, 2024 (the “Early Settlement Date”). The Offers will expire at 5:00 p.m., New York City time, on July 24, 2024.

The Offeror has retained BMO Capital Markets Corp., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc. and MUFG Securities Americas Inc. to serve as dealer managers (“Dealer Managers”) and D.F. King & Co., Inc. to serve as tender and information agent for the Offers (“D.F. King”). The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (800) 591-8263 (US toll free) or in writing at vale@dfking.com. Questions about the Offers may be directed to BMO Capital Markets Corp. by telephone at +1 (212) 702-1840 (collect) or +1 (833) 418-0762 (US toll free), Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (collect) or +1 (800) 558-3745 (US toll free), Credit Agricole Securities (USA) Inc. by telephone at +1 (212) 261-7802 (collect) or +1 (866) 807-6030 (US toll free), HSBC Securities (USA) Inc. by telephone at +1 (212) 525-5552 (collect) or +1 (888) HSBC-4LM (US toll free), or MUFG Securities Americas Inc. by telephone at +1 (212) 405-7481 (collect) or +1 (877) 744-4532 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the Dealer Managers on behalf of the Offeror. None of the Offeror, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offeror, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

By:	/s/ Adriana Barbosa Areias
Attorney-in-fact

	By:	/s/ João Barbosa Campbell Penna
Date: July 10, 2024		Attorney-in-fact